Exhibit 99.1

Mr. Thomas Lynch Notifies ICON of His Retirement as Chairman and That He Will Not Stand for Re-Election to the Board of Directors at the Annual General Meeting

DUBLIN--(BUSINESS WIRE)--March 29, 2016--ICON plc, (NASDAQ: ICLR) a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today announced that Mr. Thomas Lynch, non-executive chairman of the board of directors, has notified ICON that he will retire as chairman on 31 March 2016 and will not stand for re-election to the board at the company’s annual general meeting in July 2016. Mr. Lynch has been a non-executive director of ICON since 1994 and served as senior independent director from 2010 to 2012 and as chairman since January 2013.

Mr. Lynch commented “Having served as chairman since January 2013, I believe the timing is right for me to relinquish the chair so that I can focus more on other responsibilities and opportunities outside of ICON. In addition, as my current term as a director will expire at the company’s annual general meeting in July 2016, I have decided not to stand for a further term and will retire from the board at the annual general meeting. I retire from the ICON board after twenty two years in July next with great satisfaction with ICON's growth and success over that period and am proud of its emergence as a global industry leading clinical research organisation. It has been a privilege to have worked with the ICON leadership teams over those years. I wish ICON every success in the future."

On behalf of the board, ICON’s chief executive officer, Mr. Ciaran Murray, commented “Thomas has made a significant contribution to the ICON board in his 22 years as a non-executive director. His deep knowledge of the pharmaceutical industry has been a valuable asset to the board during his long and distinguished board service. The ICON board wishes him all the best with his future endeavours.”

ICON’s senior independent director, Mr. Declan McKeon, will serve as acting chairman from Mr. Lynch’s retirement as chairman and the board will initiate a process to appoint a new chairman.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 90 locations in 37 countries and has approximately 11,900 employees. Further information is available at www.iconplc.com.

ICON/ICLR-F

CONTACT:
ICON plc
Investor Relations, 1-888-381-7923
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Brendan Brennan, + 353 –1-291-2000
Chief Financial Officer
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Simon Holmes, + 353 –1-291-2000
EVP Investor Relations and Corporate Development